SilverCrest Reports First Quarter 2024 Financial Results
Financial and Operational Flexibility Continue to Drive Strong Results
TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – May 14, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce its financial results for the three months ended March 31, 2024 (“Q1, 2024”). This release provides additional operational results to supplement the April 17, 2024 release of Q1, 2024 operational highlights from the Company’s Las Chispas operation (“Las Chispas” or the “Operation”) located in Sonora, Mexico. All amounts herein are presented in United States Dollars (“US$”), unless otherwise stated.
N. Eric Fier, CEO, commented, “We are proud to deliver another quarter of strong financial and operational performance. Our ability to deliver consistent results is a function of the operational and financial flexibility we have created, which was showcased in a number of ways this quarter. The planned mobilization of our new underground mining contractor began in February, with ramp-up of the underground benefiting from excellent cooperation between our new and outgoing contractors leading to a 10% increase in average daily mining rates from Q4, 2023. Our ability to strategically blend from surface stockpiles and underground resulted in record silver equivalent process grades of 874 grams per tonne and recoveries of 98.3%, supporting higher than expected silver equivalent sales, despite planned processing plant maintenance. Our financial flexibility supported a planned lump sum payment for 2023 taxes and duties of $26.2 million while still ending the quarter with total treasury assets of $91.1 million, including $20.0 million of bullion. Our financial strength allows us to hold bullion thereby increasing the exposure to the metal for our shareholders without additional operating risk. The strong start to the year positions us favourably to deliver on our 2024 guidance.”
References to average realized gold and silver price, sustaining and non-sustaining capital expenditures, free cash flow, free cash flow per share (basic), working capital, operating cash flow before changes in working capital, operating cash flow before changes in working capital per share (basic), operating cash flow per share (basic), treasury assets, cash costs, and corporate all-in sustaining costs (“AISC”) are described in more detail in the "Non-GAAP Financial Measures" section of this news release.
Q1, 2024 Highlights
•Recovered 14,719 ounces (“oz”) gold (“Au”) and 1.4 million oz silver (“Ag”), or 2.6 million oz silver equivalent (“AgEq”1).
•Sold 15,000 oz Au and 1.4 million oz Ag (2.6 million oz AgEq) at average realized prices of $2,062/oz Au and $23.37/oz Ag.
•Revenue of $63.6 million and cost of sales of $26.2 million.
•Mine operating earnings of $37.5 million (59% operating margin), exceeded the $36.9 million generated in Q4, 2023.
•Net earnings of $33.9 million or basic earnings of $0.23 per share.
•Cash costs of $7.09 per oz AgEq sold and AISC of $12.90 per oz AgEq sold.
•Operating cash outflow of $1.1 million and operating cash flow before changes in working capital of $17.6 million or $0.12 per share, after payment of 2023 taxes and duties which totaled $26.2 million.
•Free cash flow was negative $11.4 million or $0.08 per share for the quarter, due largely to the payment of 2023 taxes and duties and a $7.5 million prepayment for mining services.
1 Silver equivalent (“AgEq”) ratio used in this news release of 79.51:1 based on the Las Chispas Operation Technical Report dated September 5, 2023, with an effective date of July 19, 2023 (the “2023 Technical Report”).

•Reported retained earnings of $21.5 million on the Company’s balance sheet at the end of the quarter, achieving this milestone in only the sixth quarter since commercial production was declared.
•Ended the quarter with treasury assets totaling $91.1 million ($71.1 million cash and $20.0 million in bullion) and no debt outstanding.
First Quarter Operating Performance
The following operating performance refers to operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in the “Non-GAAP Financial Measures" section of this news release.

OPERATIONAL	Unit	Q1, 2024	Q1, 2023
Ore mined	tonnes	85,737	63,600
Underground development	km	4.2	2.8
Ore milled(1)	tonnes	93,373	104,400
Average daily mill throughput	tonnes per day (“tpd”)	1,026	1,160

Gold
Average grade	gpt	4.97	4.06
Recovery	%	98.6%	97.5%
Recovered	oz	14,719	13,300
Sold	oz	15,000	14,200

Silver
Average grade	gpt	479	419
Recovery	%	98.0%	91.9%
Recovered	million oz	1.41	1.29
Sold	million oz	1.40	1.36

Silver equivalent(2)
Average grade	gpt	874	742
Recovery	%	98.3%	94.4%
Recovered	million oz	2.58	2.35
Sold	million oz	2.59	2.49

FINANCIAL	Unit	Q1, 2024	Q1, 2023
Revenue	$ millions	$63.6	$58.0
Cost of sales	$ millions	$(26.2)	$(22.4)
Mine operating earnings	$ millions	$37.5	$35.6
Earnings for the period	$ millions	$33.9	$27.2
Earnings per share (basic)	$/share	$0.23	$0.18
Operating cash flow	$ millions	$(1.1)	$26.6
Operating cash flow per share (basic)	$/share	$(0.01)	$0.18
Free cash flow	$ millions	$(11.4)	$19.0
Free cash flow per share (basic)	$/share	$(0.08)	$0.13
Cash costs(2)	$/oz AgEq	$7.09	$7.36
AISC(2)	$/oz AgEq	$12.90	$10.90
	Unit	March 31, 2024	December 31, 2023
Cash and cash equivalents	$ millions	$71.1	$86.0
Bullion	$ millions	$20.0	$19.2
Treasury assets	$ millions	$91.1	$105.2
(1)Ore milled includes material from stockpiles and ore mined.
(2)Q1, 2023 figures have been recast to align with the current period’s presentation as follows: 1. Silver equivalent ounces sold have been adjusted to reflect a ratio of 79.51:1, used in the 2023 Technical Report, from the previous 86.9:1, and 2. Cash costs increased by $2.1 million from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.

Underground
In the quarter, a total of 85,737 tonnes were mined from the underground. Mining rates in Q1, 2024 averaged 942 tpd, a 10% increase from Q4, 2023. Ramp-up of the underground is planned to continue through 2024 with a target to exit the year at over 1,050 tpd. Key performance indicators which track the quality of mining, such as ore loss and mining dilution, continued to track to or better than plan.
The mobilization of the new underground mining contractor is largely on pace and continuing to progress, with good collaboration and coordination between the new and outgoing contractors contributing to the strong underground mining rates in the quarter. Mobilization of our new contractor is expected to continue through Q3, 2024.
In the quarter, the Company completed 4.2 km of horizontal and vertical underground development. Development rates and costs were inline with expectations.
Processing Plant
Average daily mill throughput was 1,026 tpd in Q1, 2024, a decrease from previous quarters due to planned maintenance that was completed ahead of schedule. Process plant availability returned to 92% in March 2024, which is in the range of planned availability.
Average processed grades of 4.97 gpt Au and 479 gpt Ag, or 874 gpt AgEq marked a record for silver equivalent processed grades. These higher grades were strategically planned to offset the planned downtime in Q1, 2024, facilitated by sizable surface stockpiles and a flexible mine plan. Process grades are expected to moderate in Q2, 2024 as processing plant rates increase to be more inline with the expected average rate for the remainder of 2024 of 1,200 tpd.
Average process recoveries in Q1, 2024 were 98.6% Au and 98.0% Ag, or 98.3% AgEq, setting another record for the plant. These higher recoveries benefited from consistent and higher grade feed.
Sustaining Capital
Sustaining capital totaled $10.2 million in Q1, 2024 which consisted largely of the costs attributed to underground development and infrastructure. Expenditures in the quarter were lower than planned due to the timing of some payments and delay in execution of some surface infrastructure projects which are expected to be made in Q2, 2024. The delay in sustaining capital spending is not expected to impact production with 2024 sustaining capital still expected to be in the range of $40.0 to $44.0 million.
Costs
During the quarter, cash costs averaged $7.09 per oz AgEq sold. Cash costs were below the 2024 guidance range of $9.50 to $10.00 per oz AgEq sold, mainly due to lower volume processed, higher grades, and lower maintenance costs. Cash costs are expected to increase over the balance of the year to align with 2024 full year guidance.
AISC averaged $12.90 per oz AgEq sold in Q1, 2024, lower than expected due primarily to a combination of lower cash costs and sustaining capital costs. It is anticipated that AISC will increase in Q2, 2024, with 2024 annual AISC guidance of $15.00 to $15.90 per oz AgEq sold reiterated.
Exploration
Beginning in H2, 2023 through Q1, 2024, a combination of infill (75%) and expansion (25%) drilling (161 holes totaling 34,384 metres) was completed to test Inferred resources that were identified as high priority for potential conversion to Indicated resources in the 2023 Technical Report. Approximately 10 million oz AgEq were targeted for potential conversion to Indicated resources in proximity to existing or planned underground development.
Drilling targeted the Babicanora Area where seven veins were tested. Drill results confirmed mineral continuity in these targets, with results in general verifying the grades and thicknesses of the targeted Inferred resource proximal to underground infrastructure as presented in the 2023 Technical Report. Opportunities for further expansion of mineralization were identified in the Babicanora Norte Splay 3 vein (“BAN Splay 3”) and Babicanora Sur vein ("BAS") where drilling extended the mineralized footprint down dip and to the southeast of BAN Splay 3 and to the northwest of BAS beyond the initial area of the targeted Inferred resources. These results are being compiled and assessed for the potential conversion to Indicated resources for reserve consideration.
Drill intercept highlights from 161 drillholes are presented in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2024.
2024 Las Chispas and Regional Exploration Program

With the majority of the Las Chispas high priority Inferred resources now drill tested, exploration efforts will return to earlier stage targeting at Las Chispas and regionally.
The Company’s strong regional geological knowledge and expertise is being applied to identify potential nearby satellite deposits which could eventually contribute additional feed to the Las Chispas plant. Throughout 2023 a regional evaluation program was carried out to identify priority opportunities. In 2024, a number of targets, including Picacho, have been chosen for further work including mapping, sampling, and drilling.
The 2024 exploration budget of $12.0 to $14.0 million is inclusive of this regional work.
Selected First Quarter Financial Results
Revenue
During Q1, 2024, the Company sold a total of 15,000 oz Au and 1.4 million oz Ag at average realized prices of $2,062/oz Au and $23.37/oz Ag, generating revenue of $63.6 million. During Q1, 2023, the Company sold a total of 14,200 oz Au and 1.4 million oz Ag at average realized prices of $1,879/oz Au and $23.00/oz Ag, generating revenue of $58.0 million. The increase in revenue for Q1, 2024 was driven by higher Au and Ag prices and quantities sold.
Income
Q1, 2024 net earnings of $33.9 million, or $0.23 per share, was $6.7 million more than Q1, 2023 net earnings of $27.2 million, or $0.18 per share, primarily related to $3.5 million in lower taxes from utilization of tax attributes in the current quarter, $1.9 million in higher mine operating earnings resulting from higher realized metal prices and increased sales quantities, and $1.4 million of other income, from bullion and derivative gains, in Q1, 2024 with no amount in Q1, 2023. Net earnings in both Q1, 2024 and Q1, 2023 benefited from relatively low effective tax rates, well below anticipated long term tax rates which are expected to approximate statutory corporate tax rates. The effective tax rate for Q1, 2024 was 5%.
Cash Flow
In Q1, 2024, cash flow used by operating activities was $1.1 million, primarily the result of a $26.2 million payment for taxes and duties, a $7.5 million prepayment for mining services, offset by strong cash mine operating earnings in the quarter.
The Company expects to pay a further $1.2 million in 2023 income taxes in Q2, 2024 and begin the payment of 2024 monthly income tax installments. Mining duties are paid annually in the first quarter based on the previous financial year. Guidance for tax payments related to taxable income generated in 2024 is $28.0 to $33.0 million based on metal prices of $1,850/oz Au and $22.80/oz Ag and Mexican peso to US dollar of 17:1.
During the quarter, a total of $14.8 million was recorded in payments for mineral properties, plant, and equipment, of which $10.2 million was related to sustaining capital expenditures. Q1, 2024 free cash flow was negative $11.4 million (or $0.08 per share) largely due to the $26.2 million payment for 2023 taxes and duties.
Financial Position
As at March 31, 2024, the Company had treasury assets of $91.1 million ($71.1 million cash and $20.0 million in bullion). The Company also had $4.9 million in trade and other receivables related to metal sales, which was received early in Q2, 2024. The Company remains debt free with access to an undrawn $70.0 million revolving facility.
Bullion assets increased by 4% during the quarter as a result of strong metal prices. Since undertaking the bullion holding strategy in Q1, 2023, bullion has outperformed all of the other currencies utilized by the Company and continues to add increased exposure to gold and silver for investors.
The Company’s working capital was $148.3 million at March 31, 2024, an increase of $21.5 million from December 31, 2023, primarily due to the payment of income tax liabilities which were accrued at the end of 2023.
ESG
In Q1, 2024 installation of two kilometres of pipeline for water conduction for agricultural use in the community was initiated as part of the Company’s ongoing commitment to water stewardship.
Also in the quarter, work continued to advance efforts to integrate renewable solar power at Las Chispas. This program is expected to be underway through 2024 with a target to begin implementation of a solar installation in 2025. The benefits of this program are expected to include cost savings and a reduction in GHG emissions.

First Quarter 2024 Conference Call
A conference call to discuss the Company’s Q1, 2024 operational and financial results will be held Wednesday, May 15, 2024 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.
Date & Time:     Wednesday May 15, 2024 at 8:00 a.m. PT / 11:00 a.m. ET

Telephone:    North America Toll Free: 1-800-274-8461
        Conference ID: SILVER (745837)
Webcast:     https://silvercrestmetals.com/investors/presentations/
ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.
Average realized gold and silver price
Average realized gold and silver price per ounce is calculated by dividing the Company’s gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. The following table reconciles revenue and metal sold during the period with average realized prices:

	Three months ended March 31,
	2024	2023
Gold revenue	30,923	26,676
Gold ounces sold during the period	15,000	14,200
Average realized gold price (per oz sold)	$2,062	$1,879

Silver revenue	32,723	31,307
Silver ounces sold during the period	1,400,000	1,361,000
Average realized silver price (per oz sold)	$23.37	$23.00
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended March 31,
	2024	2023
Payments for mineral properties, plant and equipment	$14,804	$7,930
Payments for equipment leases	11	43
Total capital expenditures	14,815	7,973
Less: Non-sustaining capital expenditures	(4,586)	(320)
Sustaining capital expenditures	$10,229	$7,653
Free cash flow
Free cash flow subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

	Three months ended March 31,
	2024	2023(1)
Operating cash flow	$(1,121)	$26,617
Less: sustaining capital expenditures	(10,229)	(7,653)
Free cash flow	$(11,350)	$18,964
Free cash flow per share (basic)	$(0.08)	$0.13
Weighted average shares outstanding (basic)	146,954	147,200
(1)Q1, 2023 operating cash flow has been adjusted to include $1.1 million in interest paid and $0.7 million in interest received which was previously presented in financing and investing activities, respectively.
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended March 31,
	2024	2023(1)
Operating cash flow	$(1,121)	$26,617
Less: change in working capital	18,735	8,544
Operating cash flow before change in working capital	$17,614	$35,161
Operating cash flow per share (basic)	$(0.01)	$0.18
Operating cash flow before change in working capital per share (basic)	$0.12	$0.24
Weighted average shares outstanding (basic)	146,954	147,200
(1)Q1, 2023 operating cash flow has been adjusted to include $1.1 million in interest paid and $0.7 million in interest received which was previously presented in financing and investing activities, respectively.

Treasury assets
SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. Management believes that treasury assets provide a useful measure of the Company's most liquid assets that can be used to settle short-term obligations or provide liquidity. Treasury assets are calculated as follows:

	March 31 2024	December 31 2023
Cash and cash equivalents	$71,085	$85,964
Bullion	20,039	19,191
Treasury assets	$91,124	$105,155
Cash costs
Cash costs include production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended March 31,
	2024	2023(1)
Production costs	$18,203	$18,038
Government royalties	190	294
Total cash costs	18,393	18,332
General and administrative expenses	4,695	3,533
Reclamation accretion expense	136	107
Sustaining capital expenditures	10,229	5,181
Total AISC	$33,453	$27,153
Silver equivalent ounces sold (koz)	2,593	2,490
Cash costs (per AgEq sold)	$7.09	$7.36
AISC (per AgEq sold)	$12.90	$10.90
(1)Q1, 2023 Figures have been recast to align with the current period’s presentation as follows: 1. Silver equivalent ounces sold have been adjusted to reflect a ratio of 79.51:1, used in the 2023 Technical Report, from the previous 86.9:1, and 2. Cash costs increased by $2.1 million from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.

Forward-Looking Statements
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the Company’s 2024 guidance and outlook; the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation and exploration program; working capital requirements; expected recoveries; expected cash costs and outflows, Au and Ag prices and currency exchange rates. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and currency exchange rates; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.
Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.